August 5, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20540-7010
Attention:  Karl Hiller, Branch Chief

Re:	Samson Oil & Gas Limited
Form 20-F for the Fiscal Year Ended June 30, 2009
Filed December 17, 2009
File No. 001-33578

Dear Mr. Hiller:

On behalf of Samson Oil& Gas Limited (the “Company”), this letter responds to the comment received from the staff (the “Staff”) of the Commission contained in your letter dated July 21, 2009 (the “Comment Letter”), regarding the above-referenced filing.  For the convenience of the Staff, we have repeated the comments being addressed and the Company’s responses to each comment in sequence.

Form 20-F for the Fiscal Year Ended June 30, 2009:

Property, plant and equipment—our oil and gas properties, page 20

Standardized Measure of Discounted Future Net Cash Flows, page 26

1.           We have read your response to prior comment 1 and understand that you have excluded the effects of future income taxes in your calculation of the standardized measure due to the presence of substantial tax loss carryforwards.  Please tell us how you determined that all costs associated with your tax loss carryforwards directly relate to your proven oil and gas reserves and how this deduction is consistent with FASB ASC subparagraph 932-235-50-31(c).

Response:  In the Company’s May 25, 2010, response to prior comment 1, the Company stated that it would include explicit disclosure in future filings that the impact of future income taxes has not been included in the calculation on account of the Company’s significant tax loss carryforward assets.  The Company explained that it would do so in light of the guidance of FASB ASC paragraph 932-235-50-31 and the Company’s desire to provide information comparable to that U.S. accounting standard whenever possible.

S. Lee Terry, Jr. . 303 892 7484 . lee.terry@dgslaw.com

Securities and Exchange Commission
August 5, 2010

Based on the Staff’s second comment, however, the Company has reconsidered its position that it would be appropriate to continue to omit the calculation entirely from its filings on that basis.  Before the Staff’s comment, the Company failed to appreciate the focus of the disclosure on the impact of future income taxes on specific properties rather than on the Company’s individual liability for income taxes, presumably so that investors could consider the impact of future income taxes on the Company’s properties on a standalone basis.

Accordingly, notwithstanding the Company’s ownership of any tax loss carryforwards, the Company hereby undertakes to include the effects of future income taxes in its calculation of the standardized measure of discounted future net cash flows in all future filings.  By this action, the Company hopes to facilitate the evaluation of the Company’s properties on a standalone basis and to therefore more readily permit a comparison of the Company’s properties with those held by other oil and gas companies.

Conclusion

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 5, 2010

Please feel free to call the Company’s Chief Financial Officer, Robyn Lamont, at (303) 524-3360 or the undersigned at (303) 892-7484 if you have questions or comments about this letter or any of the matters discussed herein.

Sincerely,

/s/ S. Lee Terry, Jr.

S. Lee Terry, Jr.
for
Davis Graham & Stubbs llp

cc:	Craig Arakawa
Robyn Lamont (Samson Oil & Gas Limited)
Terence Barr (Samson Oil & Gas Limited)